Skadden, Arps, Slate, Meagher & Flom llp ONE MANHATTAN WEST NEW YORK 10001 ______
Direct dial (212) 735-2072 Direct fax (917) 777-2072 Email address June.Dipchand@skadden.com	TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com July 12, 2022

FIRM/AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, NE Washington, DC 20549

Re:	Cohn Robbins Holdings Corp.
Preliminary Proxy Statement on Schedule 14A
Filed July 1, 2022
File No. 001-30454

Ladies and Gentlemen:

This letter, submitted on behalf of Cohn Robbins Holdings Corp. (the "Company"), responds to the comment of the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in the Staff's letter, dated July 8, 2022 (the "Comment Letter"), relating to the Company's Preliminary Proxy Statement on Schedule 14A (File No.: 001-30454.

To facilitate the Staff's review, the heading and numbered paragraph in this letter correspond to the heading and numbered paragraph in the Comment Letter, and the comment from the Comment Letter appears below in italics immediately before the related response.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 12, 2022

Preliminary Proxy Statement on Schedule 14A filed July 1, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: We respectfully acknowledge the Staff's comment. The parties have not identified a basis for CFIUS to have jurisdiction over the transaction. CFIUS has jurisdiction where a "foreign person" acquires control or other key rights, information, or access with respect to a "U.S. business." Here, there is no U.S. business, as Allwyn does not have any assets, employees or legal presence in the United States. Moreover, the Company's sponsor is not, is not controlled by, and does not have substantial ties with a non-U.S. person.

Please contact the undersigned at (212) 735-2072 or June.Dipchand@skadden.com should you have any questions or require additional information.

Very truly yours,

/s/ Skadden, Arps, Slate, Meager & Flom LLP
June Dipchand

cc:	Clifton S. Robbins
Co-Chairman of the Board of Directors
1000 N. West Street
Suite 1200
Wilmington, DE 19801